Exhibit 99.1

TSXV: SGLD #750-1095 W. Pender St. Vancouver, BC V6E2M6 WWW.SCORPIOGOLD.COM

SCORPIO GOLD COMMENCES TRADING OF ITS AMERICAN DEPOSITARY
SHARES ON THE NASDAQ CAPITAL MARKET UNDER TICKER SYMBOL “SGLD”

Vancouver, British Columbia – September 1, 2026 – Scorpio Gold Corp. (NASDAQ: SGLD | TSX-V: SGLD | OTCQB: SRCRF | FSE: RY9) (“Scorpio Gold” or the “Company”) is pleased to announce that its American Depositary Shares (“ADSs”) commenced trading on the NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “SGLD” (CUSIP:80918M401) effective at the opening of trading on September 1, 2026. Each ADS represents twenty (20) common shares of the Company (the “Common Shares”).

The NASDAQ listing of the Company’s ADSs is complementary to, and does not affect, the Company’s existing listings. The Common Shares will continue to trade on the TSX Venture Exchange under a new symbol, “SGLD”, on the OTCQB Venture Market under the symbol “SRCRF” and on the Frankfurt Stock Exchange under the symbol “RY9”.

ADS Program and Conversion Process

The Company’s ADS program is administered by The Bank of New York Mellon (“BNY”), as depositary. BNY facilitates the issuance and cancellation of ADSs in accordance with instructions received from market participants.

Shareholders who wish to hold and trade their investment in the form of NASDAQ-listed ADSs may convert their Common Shares into ADSs at any time by instructing their broker or financial intermediary to deposit Common Shares with BNY, following which ADSs will be issued at the ratio of one (1) ADS for every twenty (20) Common Shares. Likewise, ADS holders may cancel their ADSs and withdraw the underlying Common Shares at any time through their broker. ADS issuance fees for SGLD will be waived through November 25, 2026. Starting November 26, 2026, the applicable issuance fee will be US$5.00 per 100 ADSs, rounded up to the nearest 100 ADSs. Please refer to Section 5.9 of the ADS Deposit Agreement.

Conversion is entirely optional. Shareholders are not required to take any action as a result of the NASDAQ listing, and Common Shares held on the TSX Venture Exchange, OTCQB or Frankfurt Stock Exchange are unaffected. A detailed FAQ describing the ADS conversion process is available on the Company’s website at https://scorpiogold.com/adr-faq/. Shareholders with questions regarding the conversion process should contact their broker or the Company at the contact information below.

About Scorpio Gold Corp.

Scorpio Gold holds a 100% interest in the Manhattan District located in the Walker Lane Trend of Nevada, USA. Scorpio Gold’s Manhattan District is ~4,780-hectares and comprises the advanced exploration-stage Goldwedge Mine, and four past-producing pits that were acquired from Kinross in 2021 (see news release dated March 25, 2021 https://scorpiogold.com/news/scorpio-gold-closes-purchase-of-kinross-manhattan-property-nye-county-nevada/). The consolidated Manhattan District presents an exciting late-stage exploration opportunity, with over 140,000 metres of historical drilling, significant resource potential, and valuable permitting and water rights.

ON BEHALF OF THE BOARD OF SCORPIO GOLD CORPORATION

Zayn Kalyan, Chief Executive Officer and Director
Tel: (604)-252-2672
Email: zayn@scorpiogold.com

Investor Relations Contact:
Kin Communications Inc.
Tel: (604) 684-6730
Email: SGLD@kincommunications.com

Connect with Scorpio Gold:

Email | Website | Facebook | LinkedIn | X | YouTube

To register for investor updates please visit: scorpiogold.com

TSXV: SGLD | NASDAQ: SGLD | FSE: RY9

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management as of the date of this news release.

Forward-looking statements in this news release include, but are not limited to, statements concerning: the anticipated benefits of the NASDAQ listing and the Company’s continued listing on the TSX Venture Exchange, the OTCQB Venture Market and the Frankfurt Stock Exchange; the conversion of Common Shares into ADSs and the timing and amount of ADS issuance fees, including the waiver of such fees through November 25, 2026; the Company’s exploration plans at the Manhattan District; and the resource potential of the Manhattan District and the Company’s permitting and water rights. Forward-looking statements are based upon certain assumptions and other key factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. Key assumptions upon which the Company’s forward-looking information is based include, without limitation: the maintenance of the NASDAQ listing and continued satisfaction of applicable listing requirements; the continued availability of the Company’s ADS program administered by BNY Mellon; and the ability of shareholders to effect ADS conversions through their brokers or other intermediaries. Risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, without limitation: the failure to maintain the NASDAQ listing or to satisfy applicable listing requirements; the inability of shareholders to effect ADS conversions through their intermediaries; changes to ADS issuance or cancellation fees; the uncertainty of exploration results and of the estimation of mineral resources; the ability to obtain and maintain required permits and water rights; and the risks described in the Company’s continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Scorpio Gold.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue reliance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update or revise this information, whether as a result of new information, future events or otherwise, except as required by applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.